UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BGS ACQUISITION CORP.
(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE
(Title of Class of Securities)

G1082J100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1082J100

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Julio Gutierrez
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Argentina
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 1,333,333
6. Shared Voting Power 0
7. Sole Dispositive Power 1,333,333
8. Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,333,333
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 24.9% *
12.	Type of Reporting Person (See Instructions) IN
* The percentage is calculated based on 5,333,333 ordinary shares of Issuer issued and outstanding as of February 13, 2013.

Item 1(a).	Name of Issuer

BGS Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Olazbal 1150, Cuidad Autonoma de Buenos Aires, Argentina 1428

Item 2(a).	Name of Persons Filing

This Statement is filed on behalf of Julio Gutierrez.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of Julio Gutierrez is c/o BGS Acquisition Corp., Olazbal 1150, Cuidad Autonoma de Buenos Aires, Argentina 1428

Item 2(c).	Citizenship

Argentina

Item 2(d).	Title of Class of Securities

Ordinary shares, no par value

Item 2(e).	Cusip Number

G1082J100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a) (6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a) (19) of the Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

Item 4.	Ownership

Disclosure for each Reporting Person:

(a)	Amount beneficially owned: 1,333,333
(b)	Percent of class: 24.9%
(c)	(i)	Sole power to vote or direct the vote: 1,333,333 Shares
	(ii)	Shared power to vote or direct the vote: 0
	(iii)	Sole power to dispose or direct the disposition: 1,333,333 Shares
	(iv)	Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2013
/s/Julio Gutierrez
Name: Julio Gutierrez